Filed by EchoStar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                              Subject Companies: Hughes Electronics Corporation,
                                                     General Motors Corporation,
                                         and EchoStar Communications Corporation
                                                   Commission File No. 333-84472
                                                              Date: May 13, 2002

Set forth below is a transcript of a live Charlie Chat television show that is now being rebroadcast from time to time.

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation ("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                               RETAIL CHARLIE CHAT
                                   MAY 9, 2002

---------------
INTRODUCTION

>> YOU HAVE A SHOW?
>> THAT'S CORRECT
>> THAT'S WHAT IT SAYS ON THE SCRIPT.
>> THAT'S WHAT IT IS. THE AMAZING THING IS I THINK WE'RE AHEAD OF THESE GUYS. PEOPLE ARE ASKING QUESTIONS, WE'VE GOT ANSWERS, WE'VE GOT PLANS.
>> WELCOME TO THE CHAT, WHAT CAN WE ANSWER FOR YOU TODAY?
>> IF OUR CUSTOMERS WANT IT AND IF IT'S ATTRACTIVE FOR OUR CUSTOMERS, WE'LL BE IN THERE TRYING TO GET IT. WE'RE REALLY PROUD OF THE EFFORTS THAT A LOT OF THE FELLOW RETAILERS MADE AND A LOT OF OUR OWN EMPLOYEES.
>> IT'S A GREAT OFFER FOR THE CUSTOMERS, A HUGE OPPORTUNITY FOR YOU TO IMPROVE YOUR REVENUES, TELL THEM WHY. OR DO YOU WANT ME TO TELL THEM?
>>YOU CAN TELL THEM.
>> OKAY, WE'RE OPEN TO SUGGESTION, IF YOU'VE GOT THINGS, ANYBODY WHO WANTS TO TAKE THE TIME WE'D APPRECIATE IT.
---------------

Announcer                  Hello and welcome to the Charlie Chat, our regular
                           opportunity to tell you what's new here at Dish
                           Network. Of course we love to get your emails and your live calls, so let's begin. Here's Charlie Ergen and Jim DeFranco.

J. DeFranco                Welcome to the Charlie Chat. It's good to have you
                           with us. Charlie, it's good to have you with us.
                           You've been on the road quite a bit, but it's nice to have you back.

C. Ergen                   They let me come to work in Denver today.

J. DeFranco                We've got a great show planned for you, we've got a
                           lot to cover. Obviously we want to update you on things that are happening, what Charlie's been spending some of his time with and addition we're going to talk about Echo VII and some of the spot beams, things that have evolved there and how that's helping us out and what you can expect in the future.
                           We're going to be talking a little bit more about promotions, some updates to make sure you're clear on things, obviously spend a lot of time taking your questions.

                           And at the end of the show, which Charlie may not even be aware of this, we're going to actually talk about Dish Pro in more detail. So we have a video we're going to do, we're going to do that. We're going to have Paul Langer on and actually take some of your questions realties to that. That's some feedback we got from Team Summit about the Dish Pro Seminar, there was a lot of interest there, we want to make sure people understand that and so on and so forth.

                           So we've got an action packed full show. So why don't we start with tell us a

________________________________________________________________________________
CHARLIE CHAT                                                              PAGE 1
                           little about what you've been up to and maybe you can give us another perspective on how we're doing on the merger and so on.

C. Ergen Well, 100% of my time is working on the merger because I think that's the most important thing for you guys and for our industry, and for our employees because obviously we're in a much more competitive world. You may have seen some of the articles about the cable industry, their recent convention, all the things the cable industry is doing to move ahead of where we are as a DVS industry. So the merger is really the thing that will continue to allow our industry to continue to grow and without the merger I'm very concerned that obviously we probably have peaked in terms of growth.

                           As an industry we would be on the downhill slide in terms of momentum, in terms of the size. Looks like the size of the market actually peaked and some of the revisions that we've seen to subscriber counts that have come out over the last year or two, our industry hasn't grown as fast as advertised and it looks like it may have peaked in the year 1999 or 2000. And obviously 2001 was less than 2000 and obviously at this point 2002 is shaping up to be less net growth than last year.

                           I gave a presentation at Team Summit and I think a lot of folks who weren't able to attend Team Summit wanted to see some of that so I'm going to condense that down a little bit and go through a couple things.

                           I think the key thing is what does the merger mean to you? I now you probably don't care so much about how it affects EchoStar or Hughes, but you certainly care about how it affects you. The biggest thing is that it allows our industry to continue to grow and compete. The cable industry has gone digital, almost the whole entire platform is digital today so we lost that advantage of being the only digital platform out there. Obviously they had the advantage of also being analog so they can hook up to TV sets, all the TV sets are cable ready so they have a second set, third set, fourth set advantage.

                           But beyond that, they've now made moves to start the high definition television and they can broadcast state and local city high definition channels, something we can't do as an industry. They have now gone to video on demand and even talking about free video on demand for channels. I think you may have seen the announcement where I think ComCast is going to put up NBC Tonight Show, Today Show, for their customers so any time during the day they can go ahead and get that for free. Those are advantages that they have because their architecture is local in nature, ours is national in nature, so we have to have a bandwidth to compete with that.

                           We still have some 45 million homes out there that we don't have local/local in. We still don't have the capacity to do all the high definition television to compete. We certainly don't have the ability to have the bandwidth to do


________________________________________________________________________________
CHARLIE CHAT                                                              PAGE 2
                           video on demand, or are near video on demand without this merger. So when you go back to that slide now and you put all that in perspective, we believe the merger allows us to regain some momentum and get close to a level playing field with cable. I don't think we get all the way there, but we get close to a level playing field and while cable is 67 million subscribers we believe we can grow our industry in the year 2007 over the next five years to 36 million households with the merger.

                           Now realize without the merger we believe that number is some 11 or 12 million homes less than that 36 million homes, so you're looking at 23-24 million homes. Now you can imagine if there's another 11-12 million homes out there for you guys, that's going to be good for your business. That would mean your business is going to be materially higher than it otherwise would be without the merger.

                           The second part of that is broadband. Obviously cable has the ability to do broadband today. We don't have that ability. Part of our subscriber growth is going to come from the broadband world. We believe with the addition of the specialized satellites, and critical mass, and combining our subscribers bases and our technologies, and our uplink centers that we can make broadband competitive with cable, particularly in rural America. And we believe that some of those new subscriber additions are going to come from the broadband world, some will be broadband only, but most will be broadband and video in terms of a bundle.

                           So again that's really what the merger means and I think that a lot of people don't really understand that the marketplace changes so dramatically, that the competitive environment continues to get tougher, and tougher and tougher. I know that talking to people at Team Summit, Jim, that people understand the marketplace is tougher. When somebody goes to digital cable it's difficult to get those people as a customer back from that. They have that option today and we don't have that analog advantage on second sets.

                           What does it mean to you in terms of how you build your business? I think there's going to be any number of areas where you can build your business in terms of what you need to do, but first and foremost I think you have to prepare for growth. With the merger I believe there will be quite a bit more growth than there otherwise would be.

                           You want to make sure that you focus on a few businesses. It could be sales, it could be service and installation. It could be installs and upgrades. We know that we're going to have to spend several billion dollars to upgrade our current customers, our current industry customers out there. Somebody has to do that, I know it's not going to be me and Jim, they're going to do that. It's not going to be the consumer electronics big retailers, it's going to be the people who are local and are in the area. So there's quite a bit of revenue that's going to flow from that. The successful retailer may do any or all of

________________________________________________________________________________
CHARLIE CHAT                                                              PAGE 3
                           those different things and some people may just focus on sales, some people may just focus on installs and upgrades and some people may focus on all those things.

                           As usual, to be successful we don't guarantee you're going to be successful, we're going to try to explain to you and we did at Team Summit, the kind of environment that we see that's going to be out there, that we see that will be out there so that you can figure out how you might change your business. If you don't change your business I'm pretty sure that ultimately if you don't change your business than ultimately you have a hard time surviving. Obviously from a merger perspective it was something that we saw we had to do to change our business to compete.

                           Recipe for success. That really hasn't changed since we've been in business. I think that because you're already in the business you can trade leverage in your business with all the new business we hope to bring and obviously it's dedication, hard work, creativity and obviously putting the customer number one so that you get a good reputation in your local area and reap the rewards from being able to do that. I think most folks understand when their local cities are up there, they have another competitive avenue for customers when they have broadband as a service that's competitive, not a $70 service, not something that costs $700 for equipment, but we're talking about something that may start as low as $30 a month for a basic broadband, always on service that has good speed, then you can be very competitive in the marketplace. That kind of wraps ...

J. DeFranco                We got a lot of good feedback from Team Summit. The
                           people who were there seemed to understand a little better how the merger will affect them and how they can grow their business and so on.

C. Ergen I thought so. I talked to a lot of folks who I think that said, gee, coming into Team Summit we had some concerns about the merger. We thought maybe that wasn't going to be a good thing for us. I think having seen all the facts I think that the vast majority of people realize it is important for your future, for the merger. And again one of the things you can do, whatever your opinion is we do have a website that you can register your opinion with people and again I suggest that. I don't want people who complain. I don't want people who whine. I like people who are active and whether you support the merger or don't support the merger you can visit our website and you can make your opinions known to the regulators that are out there who will make the decisions on this.

J. DeFranco                Okay, great. I think as always, Charlie, and this is
                           something that really came out not only as it relates to the merger, but just with the growth, as the business expands obviously, we expect that to be because of the merger and all the work that goes along with that. But people say well how does it affect me? And I'm kind of bringing this forward a little bit with the additional

________________________________________________________________________________
CHARLIE CHAT                                                              PAGE 4
                           distribution as a combined company. As an example we've recently signed Radio Shack up. We had a few people at Team Summit say well what about Radio Shack, how is that going to affect me? And of course in fact I made a bet with a guy one night at the bar that his business would go up as a result of Radio Shack, because of the additional awareness that we have out there and so on and so forth.

                           So what it really boils down to is how they run their business. If they're providing good service in their local communities and they build a good reputation for themselves, they'll be successful and if they don't, if they've been in the business and they're not on top of their business and they're getting complaints about installs or people don't understand how to use the product, then you're going to have problems of course.

C. Ergen But again I think that all the people who are in distribution business today, in the consumer electronics or specialized retailers are still going to be in the business. But you have to understand the consumer electronics stores are also going to be in the digital cable settop box business and so they're going to be giving the customer a choice of a digital settop box. That's probably an opportunity that you're not going to have as a specialized satellite retailer. The cable company's probably not going to deal with you directly, but probably will and wants to deal with the big consumer electronics companies. So you're going to have competition no matter what and you can complain about it or you can go out and focus your business to be the best.

                           I went to a restaurant the other night in Denver that's a local restaurant and it was packed and it competes with the chain restaurants that are nationwide and that local operator is probably making a lot more in his or her restaurant than the chain store is making in their local restaurant, but they have great service and great food and great reputation.

J. DeFranco                Tom's Hamburgers instead of the M word? Anyway, we've
                           got a lot to cover here. The next thing that's obviously in recent history, in fact I don't think you had a chance to really talk about it since we've actually got it into service is Echo VII. So we have Echo VII in. There was a lot of uncertainty. It's our first spot beam experience. Right? The first time we've had spot beam, a little uncertainty of what exactly to expect. Why don't we talk a little bit about that.

C. Ergen There's a couple things that have happened. One is we're not sure where those spot beams were going to go and how big those spot beams were going to be so we were concerned that the spot beams are not perfectly ... or the DMAs that are out there in local areas are not perfect circles and so our spot beams, we were concerned that maybe on the edge of the spot beam we'd have some problems. It looks like on preliminary testing that we're not going to have much of a problem. I don't think that we think that many people will lose their signals from a spot beam. It does mean that some


________________________________________________________________________________
CHARLIE CHAT                                                              PAGE 5
                           people where we had a full conus signal, so if Salt Lake City was going to use the full conus satellite now, it's going to be on a spot beam that means somebody in a rural area, in a wide area of Michigan is no longer going to be able to receive Salt Lake City. So the spot beam actually is a self policing enforcement in terms of its local DMA. We still have six cities that are available on a nationwide basis that we've talked about from time to time - New York, Los Angeles, Dallas, Atlanta, Denver and Chicago. Those are still on full conus, but the other ones will ultimately be on spot beams.

                           It looks like the satellite's working as advertised and we're excited about that. And we'll have, I'm sure some start up problems as we move traffic around to the spot to free up some capacity. We really need EchoStar VIII to be up there to do it the way we want to do it because we don't have the capacity to move a lot of traffic off while we're maintaining the spot beams. But we are going to experiment with that over the next month. Echo VIII is scheduled to launch next month at this point so hopefully by the end of the summer we'll get all that straightened out.

J. DeFranco                Right. So to clarify today we have a few cities that
                           are on spots today and that's Charlotte, St. Louis, Greenville, Phoenix and Raleigh. These are the ones that actually transmitting via Echo VII on the spot.
                           Obviously we'll have some additions to that. In fact we go an announcement today, Charlie, Grand Rapids, so we'll have Grand Rapids going up.

C. Ergen                   What's the date?

J. DeFranco                That's a good question. What's the date? The 22nd,
                           May 22nd, Grand Rapids and we have a slate that shows all the channels of course that will be on there.

C. Ergen All the channels in Grand Rapids, seven channels going up May 22nd. I'm sure we have a big advertising campaign there, a big PR campaign going. If you're a retailer in the Grand Rapids area make sure you're contacting us to get involved in that.

J. DeFranco                And we'll have some approved ad slicks that they can
                           use for that market and obviously we'll have some other plans as well for that.

C. Ergen We will have a couple of other local markets that will go up in the next few months depending on how the spot beam all shakes out and how we can turn it up. Again we're not able to turn all our spot beams on because we don't have Echo Star VIII yet, but there are some that we will. As it turns out if we have reasonably [inaudible] Grand Rapids and Chicago is on a national beam so it frees up some capacity there.

J. DeFranco                One thing that's important for the folks who were at
                           Team Summit, I don't believe that we talked about it on a prior chat, but we put up some tentative


________________________________________________________________________________
CHARLIE CHAT                                                              PAGE 6
                           cities at one time. At Team Summit we showed some tentative cities and they were that, tentative cities, and of course we didn't have the spots up at that point in time so didn't know exactly where the spots would fall and so on. And so we're re-looking at that and there could be some changes to that. Right?

C. Ergen Could be some changes, could be some additions, could be some deletions, but in general that's the kind of areas we're targeting. But you never know, I wouldn't build your business around it until we know ...

J. DeFranco                Yeah, but it's the same as what we talked about in
                           the past.

C. Ergen You folks in Grand Rapids should be excited and we're going to be ready to go I guess in two weeks.

J. DeFranco                Okay. Some other programming announcements, we want
                           to bring you up to speed on. We've got TVN24, I think you let you know this, this launched April 30th.
                           Here's a clip and it's Channel 609 and that's at 61?
                           and 148 and it's $9.99 a month ala carte or $19.99 with PolSat II and Radio Maria Poland. We have a free preview until June 30th so anybody who was receiving our Polish programming previously would get this.

C. Ergen You may have talked about that on a previous chat, but I guess the Polish channel we had ...

J. DeFranco                TV Poliona.

C. Ergen TV Poliona decided not to renew their contract with us so we had no control over that. We tried to renew that contract, we would have liked to renew that contract, but were unable to do so, so that channel is no longer available from us. We were able to get the 24 hour news channel, Polish channel and that's up today, along with the radio station and PolSat. Prices have been reduced, free preview period and I know this affects some of you out there. And again I talked to a lot of you at Team Summit. We did try awfully hard to continue the TV Poliona signal, but weren't able to reach accommodation for what they were asking.

J. DeFranco                So we'll have it discounted, like you said, Charlie,
                           $7.50 will be the discounted price for the service that we had, that you mentioned, PolSat II with radio
                           Maria, $7.50 discounted price.

C. Ergen What do you mean by discounted $7.50, seven dollars, fifty cents?

J. DeFranco                Yes.

C. Ergen                   A month?


________________________________________________________________________________
CHARLIE CHAT                                                              PAGE 7

J. DeFranco                Yes.

C. Ergen                   Okay.

J. DeFranco                And $14.99 is the standard price on that, after June
                           30th is when that will go into effect. Okay, CNNSI, another programming announcement. This is one we had no control over at all and basically Turner decided to take CNNSI off the service. I don't know if, I'm sure they had some plans to do some other things. But at this point we don't have anything to announce, so that will be May 15th that that will come off.

C. Ergen Not all channels make it. I would imagine over the years as we come ahead that some channels will come down just because they don't get enough coverage to financially make it, so sometimes it happens.

J. DeFranco                Yeah and obviously out of our control. Special event
                           coming up, I think we did mention this previously, Rumble In The Rockies. This is an event, a fundraiser, it actually involves the fire fighters of New York and police of New York with the Denver folks. They'll have a boxing match, Saturday the 25th and that is 8:00 p.m. and there's no charge for that service, so everybody will be able to see that.

                           Charlie, we've had continual questions about where progress is coming in HD and of course Discovery has talked about HD. And there are some other new services or at least there's more programming being developed, in the development stages in HD and so constantly we get questions about what's the update there. As it relates to Discovery, I know that we have had some discussions with them. Maybe you want to elaborate on that.

C. Ergen Discovery is planning a summer launch of a high definition network. Again we're talking with them about that, obviously capacity is an issue as well for that. Mark Kuben of course who does high definition HD Net was at our Team Summit and those of you who saw him on the panel know that he's got a lot of things going on and he's got some things that at the end of this year will be available going forward and there are lot of other talks in the work. But we plan on being the leader in HDTV from a national perspective. We obviously have a great [inaudible] receiver at 6,000 that's capable of that, that is capable of terrestrial HDTV as well if you put up an offer antenna. So we think we have some good products and we plan on moving them forward.

                           Our new relation with RCA is going to be helpful there in terms of making sure that the TV sets continue to come down in price. But we announce that again the merger is what allows us to become the leader in HDTV because of the tremendous bandwidth that HDTV takes up. Again today we have everything up there that we can put up there of value and we just keep working with the programming folks to get more and we'll have


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CHARLIE CHAT                                                              PAGE 8
                           announcements when we have announcements.

J. DeFranco                Right, as things progress or when we actually have
                           something that we can talk about. Let's talk a little bit about some changes to our promotions in addition to that. Before we got that though we've got showroom accounts, so as you know last year we started charging for showroom accounts, it was last summer.
                           We didn't give you much notice last year so we allowed you to credit that against your co-op or send us a check, whatever you wanted to do there. This year we will send you a bill, you will need to remit the $60 fee for your annual subscription for your showroom account. Those bills will be going out over the next two or three weeks, it will be for the June billing period. So I believe they'll start going out next week and they go out over a period of time so it could go into June before you get your bill.
                           Obviously, this is the way that you can pay that and we want to make sure you're aware of that.

C. Ergen                   That's the best way we police our showroom accounts.
                           There is a small charge, it's very minimal, but there is a small charge for it that allows us to police that very easily and efficiently in terms of how we're doing that and it keeps the paperwork to a minimum since you cannot use co-op in the future.

J. DeFranco                Promotions, so we've got something, a new
                           announcement on DHP and this is pretty exciting. You know, Charlie, again because you missed few shows I'm not sure if you heard some of this feedback, but we got a lot of feedback about the inconsistency in our DHP program because we have some people who use the certificates to promote DHP and we have other retailers that actually have the hardware in hand, go out and do the install and of course the compensation changes on that. And because the certificate was something that we sold, we really had an MSRP on it and of course we only co-oped a $49 price point on that. But it wasn't that we weren't consistent in that, our rules required the retailers to charge the $49 activation fee for those of them who were handling the hardware and doing the install. So we have made a change there after actually Team Summit again drove that. Even though I'd heard it previous to that, we got a lot of feedback at Team Summit about being consistent.

                           So while we still strongly recommend obviously that you do get that $49 from the customer for the activation fee in DHP, obviously it's your economics, but we are not going to enforce that so it's up to you and if you choose to discount that, that will be your choice. We will not co-op ads that don't reflect the $49 though so you do have to continue to put that in any of your advertising. But we have changed the rules and that will be in the blast fax as well and it is changed in the business rules. What's the effective date on that? Today? So that's today.

                           PVR, so we've got some good news here. We had a PVR upgrade. It wasn't an overwhelming demand for this, but it was for new customers only. And


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CHARLIE CHAT                                                              PAGE 9
                           we did get some feedback again from the retailers that said what about existing customers who are upgrading to PVR? You have an upgrade program for existing customers at $199. What about if those customers want to take advantage of the second platinum remote?

                           And the way that promotion works is if the customer buys a platinum remote at the retail price which I believe is $49.99 or something like that, then we will give them the second TV hook up, the labor to hook up the second location for free. So we have expanded that so that existing customers who take advantage of the PVR upgrade can also get that benefit. So if they buy the remote from you, you'll get the margin and the remote, as well as you can send in a claim to us and we'll give you an addition $25 for your labor to hook that second TV up. Obviously, and Charlie you've been an advocate of this and it's common sense, that if a customer doesn't need a different video on a different TV, they may have three TVs or four TVs in the house, but don't watch any more than two channels at the same time, hooking that PVR in the family room and in the bedroom as an example gives them the benefit of everything that they have on the hard drive, all the great features of PVR without the expense, the extra $5 a month and the hardware cost of putting in an extra receiver.

C. Ergen Right and they've got the benefit of the PRV so that is I believe a much better product than what the cable industry might have with an analog slot. But as they go to digital they're going to catch up with us so it's important that you make sure your customers understand that. I know when I've talked to countless number of people over the years who say yeah I got three TVs in my house, I need to be hooked with three TVs, so I'm still on cable. And when you explain to them that with two receivers, one of them being our PVR, they could hook up all three TV sets and you fully explain it to them, they're pretty excited about that and it's a pretty easy sell to them.

J. DeFranco                Well they get the benefit of the PVR plus ...

C. Ergen These guys all know this and we've just made it a little bit easier for you guys to do it now.

J. DeFranco                Okay. In addition to that ... oh and by the way, the
                           business rules for that are all on the website. Make sure you get the rules for how the claims and everything works so you have that. A couple of other things. Last show we talked about, Charlie, that we had a group of customers out there that we offered a free Dish 500 upgrade to. They got a special letter and there was some confusion. We actually heard back from some retailers that said they got confused on what the letter is. There have been, I think we've had more letters go to groups of our customers in recent history because of spot beams and so on and so forth than we have in a long, long time. So we want to make sure you understand there have been a couple letters that went out. In regards to spot beams we had some letters where we thought perhaps


________________________________________________________________________________
CHARLIE CHAT                                                             PAGE 10
                           somebody's signal could be affected if they were receiving local networks and they were on the fringe of the spot. There was a letter that went out relating to must carry and the fringe signals where a customer could get a second dish. Those two are not free Dish 500 free upgrades.

                           The one that's a free Dish 500 upgrade did go to a specific group of customers. Again as we talked about, we're always trying new things, we know that we want to get these customers upgraded so we picked a select group. In their letter it does say you are entitled to a free Dish 500 upgrade. So those are the ones that you can do and send it in as a claim to us and you'll be reimbursed as if they did commit to AT150 even though in this group of customers they're not required.

C. Ergen                   They have to get the letter from the customer?

J. DeFranco                That's right and include that with their claim and
                           everything else that's required, the Dish 500, the UPC label.

C. Ergen                   The can participate if they get the letter?

J. DeFranco                That's right. So again just some clarification,
                           that's not a new announcement.

C. Ergen But that's something that probably went out to a very small number of people?

J. DeFranco                That's right. We had a couple of retailers say well
                           gee I didn't know about this. A customer called me and ...

C. Ergen I didn't know about it, so what the heck, so it couldn't have been very big.

J. DeFranco                That's right. What else have we got?

C. Ergen It seemed to me if we were going to do that why don't we let the dealers know we're doing it. Just hello peanut gallery there, if the dealer's going to participate let's let the dealer know he can participate.

J. DeFranco                You mean when we do it as opposed to after?

C. Ergen Yeah, that would be a simple thing. We might let the CEO know.

J. DeFranco                Like you said, you didn't know.

C. Ergen More importantly why would we not. If we sent out letters to Little Rock, Arkansas, why don't we let the dealers in Little Rock, Arkansas know we sent the letter so if the customer comes in with a letter they can participate, it would pretty simple, pretty easy.


________________________________________________________________________________
CHARLIE CHAT                                                             PAGE 11

J. DeFranco                Okay. One other thing, a promotion that we have a
                           little housekeeping, we want to make sure that you understand that because again this is feedback, we got questions from retailers. Any promotion that requires a commitment on the part of the customer requires you to send in the claim form. And a good example of this is if a customer takes advantage of 1-2-3 TV, but only gets one receiver, you say well why do I have to do a claim form because I'm not claiming anything because as a retailer I don't get reimbursed anything because I didn't give them anything at a discount. That's true, but by the customers getting three months free in 1-2-3, they have committed to a one year commitment of programming. So that's why we still need the claim to come in because it has the customer commitment on it.
                           So again go to the retailer website, but occasionally there are things that are a little confusing, but that's the background on that.

                           Okay a couple of other things. We want to make sure you're up to speed and that you're filling out the Equifax applications. So if you're participating in DHP, as you know we're doing credit scoring, we've got an opportunity for you to save some money there and in addition to saving money you're also going to be able to probably get a little better result by using Equifax because that gives us more of a capability based on geography on which bureau to use. So you definitely want to ...

C. Ergen                   So we have a little higher acceptance rate.

J. DeFranco                We will have, we're not quite there yet, but it will
                           be implemented very soon.

C. Ergen So it costs them less money and you'll get a slightly higher acceptance rate, so you want to use that.

J. DeFranco                That's right. One other thing on DHP, we've got on
                           the DHP agreements we have added three places for the customer to initial the agreement. We want to make sure they understand all of the content of the agreement, again some feedback we got from our customers.

C. Ergen I think the main thing is we own the equipment, they don't and if they don't honor their commitment there is a charge to them. And we have a list of excuses a mile long from customers who didn't read the agreement or didn't understand the agreement. So protect you and to protect us we'll require that we get initials so that we can verify that in fact they have looked at the agreement. Obviously we can't force them to read it, but we can certainly force them to look at each page and that's going to start May 13th I think and if we get claims that don't have the initials on May 13th, then we'll reject them. So what day's today?

J. DeFranco                The 9th.


________________________________________________________________________________
CHARLIE CHAT                                                             PAGE 12

C. Ergen                   Not much notice, but ...

J. DeFranco                We talked about it previously.

Female And we've been pretty generous because we were going to start enforcing that right away and then we realized that we had some resellers who weren't in compliance. So please help us help you, want to pay you.

C. Ergen There will be no more grace period after the 13th, May 13th is D day there.

J. DeFranco                Okay and one other thing, we don't have details here
                           because there's such a variance, but we have a lot of
                           retailers out there, Charlie, that are doing
                           telemarketing to acquire subscribers and they get
                           lists of leads and that's how they choose to contact
                           customers. It can be an effective approach to selling
                           the product. We want to make sure though that we
                           reinforce that you should check on what the local
                           laws are in your states or in your local areas so
                           that you are complying with whatever the telemarketer
                           ...

C. Ergen I know in Colorado starting in June or July, if people's names are on a list you can't telemarket them, there's a new law.

J. DeFranco                There have been recent changes and you need to make
                           sure that you keep up to speed on what the regulations are associated with various ... it's just like we have some retailers who go door to door. Well in some areas you have to have permits, in other areas you don't and so on and so forth. You need to make sure you know what the rules and regulations are in your areas if that's what you choose to do.

                           Okay, Star Band, Charlie, we've got some more changes coming with Star Band as it relates to some of our existing customers. Obviously there were a lot of customers that we did the billing for and we did the customer service for. And in our resolutions with Star Band and getting our relationship settled, we talked about this previously, I don't know if you want to expand on it on a more global scale. But we have come to the conclusion and with the agreement of Star Band that any consumers who activated prior to August 1, 2001, the billing and customer service to those customers will go back to Star Band. So Star Band will be handling the billing and the customer service to these customers. The customers that we activated after or starting with August 1st we will continue to provide the service to and continue to bill. So it doesn't affect the retailers other than they should be aware of it.

C. Ergen But the retailers, their showroom accounts you need to got to Star Band for your showroom accounts so all your questions should go to Star Band. They're going to have a more educated workforce to answer your questions in terms of your showroom accounts that we are. So all this is a transition that it's going through so that economically we're supporting Star Band


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CHARLIE CHAT                                                             PAGE 13
                           where we can from an economic perspective, but we can't afford to lose money on support for something that we don't get paid for or enough to do it and the costs there are fairly dramatic and Star Band believes they can do a better job at it and they probably can and therefore making that transition back to the way it was before.

                           We tried the experiment so really this is pretty much the way we started with Star Band, really nothing's changed too much other than we still bundle, we still can put it on the same dish and that's really how the original agreement with Star Band started. I think everybody thought maybe we could put some things together and save some money. As it turned out, that wasn't the case and Star Band's a lot more focused on this than we were and so we've kind of gone back to the way it was before. Customers will get a letter on this, those Star Band customers will get a letter by the end of the month explaining this.

J. DeFranco                So if you get a call from your customer saying what's
                           this all about, it's just that Star Band will be doing the billing and the customer service. Their service won't be interrupted, nobody has to go to their home or anything like that. But it's important that you know that if one of your customers calls you're aware of that. And as you mentioned, Charlie, but just to reinforce, we are still honoring the discounts so if a customer subscribes to AT150 and has the Star Band service they'll get a discount on both services.

C. Ergen We're still an owner of Star Band, a minority owner and we just can't do it without making a profit at it. The bundle is something we're willing to continue to do because we've had it before and we think that helps our customers, it helps us compete long term. And obviously we're very hopeful that broadband continues to get better and more economical. We have to have a path to do that, we haven't quite seen that path yet, but Star Band has a path, they believe they can get there on and we're supportive of that.

J. DeFranco                Okay, Charlie, let's take some phone calls and answer
                           some questions. You're welcome to put the number up, you're welcome to call in. And we've got a list of emails that came in just recently so the first one has to do with our six receiver capacity as it relates on a per account basis, so we can have up to six receivers on an account.

                           This is from Tommy at Sound Wave in Texas. And he's saying, what if a customer needs more than six, isn't there anything you can do? And also he's asking about some of the issues relating from an economic perspective at a customer that has four, five or six receivers at a $5 fee, is there anything we can do about the $5 fee to minimize that with the competition we have from cable?

C. Ergen Okay, well a couple things. One is the six customer limitation, the only thing you can do is, is you can put another account and they start all over again,

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CHARLIE CHAT                                                             PAGE 14
                           but they don't get the service for free, but they must have another account. Again, six individual receivers in a house would be ... if a customer has more TV sets than that, they can normally afford to pay some more money and that's a limitation of our system, the six, and I don't think we're ... it has not been a major issue, it's probably not something we're spending resources on to change. So if you have somebody who has to have eight or nine receivers in their home they can have two accounts, one for six and one for three if they want to be a Dish Network subscriber.

                           As far as the $5 a month for extra receivers, first of all when it comes to digital cable, the charge typically $5 or more. I've seen $6, or $7, or $8 per digital settop box, so we know we're very competitive there and because we subsidize the second receiver, again in digital home plan for example we're giving it away for free, obviously the $5 a month goes to do two things. One is we've got monitoring of the system cost and, two, we've got a subsidy we've got to be reimbursed for so that is not something that we can change today.

                           If you came to Team Summit and looked at some of the things we're working on then you're aware that we're trying to do some things internally to the box to work on that longer term, but today obviously customers have to understand that there is a second settop box charge.

J. DeFranco                Okay, good. Ed, are you there?

E. Reynolds                Yeah.

J. DeFranco                Ed, welcome to the Charlie Chat.

E. Reynolds                How are you doing?

J. DeFranco                Good. How are you?

E. Reynolds                I'm fine. This is Ed Reynolds.

J. DeFranco                It's good to hear your voice, Ed.

C. Ergen                   We recognized that name.

E. Reynolds                I missed the summit, but I've been sick.

J. DeFranco                Well you sound pretty good now. Hopefully you're
                           recovering well.

E. Reynolds                Oh, yeah. I'll probably be with you for another 22
                           years.

J. DeFranco                All right. What can we answer for you today, Ed?


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CHARLIE CHAT                                                             PAGE 15

E. Reynolds                I've got a question on a DHP. I've been getting
                           turned down because of the credit scoring. How come they've been going up on the credit scoring on a DHP?

J. DeFranco                Actually, Ed, I'd be happy to answer that. Normally
                           of course we don't talk about specifics on credit scoring, but I can tell you it hasn't changed, so it maybe the customers you've been attracting have been going the other direction. I don't know. Obviously we do credit score. That has allowed us to get more aggressive in our offers because we're more comfortable with the customers that we're getting so that's why as you know we've gone to three and four receiver type offers. I think you'll see more flexibility as we move forward and actually we are continuing to improve the systems so that we can adjust credit scoring based on the promotion. So as an example, there would be a higher risk in a customer that took four receivers versus a customer that took one. We'd be able to make some adjustment potentially there and we're actually working on it very diligently on systems. We're continuing to work to get some of the other credit scoring agencies involved so we make sure we get good, accurate information and there isn't anything we want more than to be able to approve every customer with some type of a promotion, certainly that's our goal.

C. Ergen But if a customer turns on us, it's charged back to you ... so it's a negative return for us which means then we're not competitive in the marketplace. You do have, Ed, of course a chance in terms of our offers to sell equipment, cash and carry, we have good offers there and if a customer doesn't have a couple hundred bucks for cash and carry offer it's not likely they're going to pay us on DHP. And we do take a deposit now, right? So if you've got a customer who doesn't pass the credit score you can and you may ...

E. Reynolds                It's actually not a deposit, it's better than a
                           deposit.

C. Ergen Better than a deposit, it's prepaid. They can prepay $300 for a prepaid programming. They do get that credit back $25 a month and starting month 13 they get $25 a month back. So here you've got a customer who complains to you, Ed, and says I love this one, ?Gee, I didn't pass credit, I really wanted the system.? Well, okay they can prepay for their programming and they get that money back and that's a little bit of ... they couldn't prove their credit to us, but we take their word for it that they're good customers or they don't have credit cards or they don't want credit or whatever it is, then we have an option for them to prepay the programming so they get it back starting month 13 though month 24 at $25 a month. And that's working well for some folks out there, particularly in rural America where folks don't have credit cards or whatever.

J. DeFranco                Good alternative. Okay, got another question here,
                           this from Ed, a satellite guy in Florida. And Ed is saying why is it that dealers have to penalize our DHP customers who wish to add a third or fourth receiver onto their existing


________________________________________________________________________________
CHARLIE CHAT                                                             PAGE 16
                           system after the initial install? By the time we add up the cost of the receivers and the quad and the labor and so on it gets very expensive. And I think, Charlie, I'll address this one.

                           This is one we recognize, we understand that prior to us offering third and fourth receivers, obviously if the customer had an option at the time of activation for a third or fourth receiver then hopefully you sold them that at the time and matched them up with the right product at the time. But we understand that prior to us having third and fourth receivers, we had some customers that have this request. We actually are working on programs that will allow these customers to get what they need in DHP and you'll hear about that in coming weeks.

C. Ergen But again, it doesn't require a different fee, it does require some different switching, so it is more complicated and I believe outside of DHP so compared to that, when you go out to a customer, you go through the system and explain it to them so that they get what they need the first time because it is much more costly and tough to come back in.

                           Again with the merger obviously we're going to have a chance to go back into a lot of customers with the merger so a lot of times I recommend to folks hey if you can hold on to some of the upgrades and stuff, realize the customer is probably potentially going to get a better deal once our merger is approved because we have to go back to a fair number of our customers anyway.

                           So those are your kind of options. One is first give them the right thing in the first place, make sure you explain UHF to them and PVR so that they are aware they don't always have to put a separate receiver in a TV set and let them know that we can do multiple receivers in our DHP. And one you do that hopefully 90% of the time, you're getting the customer started out right.

J. DeFranco                This next question is from Joe at Marketing Products
                           and this has to do with DHP as well. It says, is there a site where we can go to qualify a customer for the Digital Home Plan certificate before we sell them the certificate? So they're doing certificates and what they're saying is that when they sell the certificate they don't know if the customer qualifies because we do say on there what the requirements are, but they aren't sure whether the customer will meet the credit scoring criteria. So interesting question, I don't know whether ...

Female At this point the credit qualifying for these customers is done at the time that they call to schedule their installation for the Digital Home Plan. But please understand that our agents are very skilled now at converting these customers and we will pay you if you add a Digital Home Plan certificate customers. If the customer does not credit qualify, we offer them alternate DHP right away and if they're not able to do that program then we do fall


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CHARLIE CHAT                                                             PAGE 17
                           back and offer them 1-2-3 free. So we make every effort to take that customer who's not credit qualified and qualify them so that you can get paid for that customer.

J. DeFranco                Okay, good. We've got another caller. Charles, are
                           you there?

Charles                    Yes, I'm here.

J. DeFranco                Welcome to the Charlie Chat, Charles. What can we
                           answer for you today?

Charles Good afternoon, Charlie and Jim. I had an interesting phone call this morning, it was from one of my customers I put an RPVR promotion in for about eight months ago, is a Wal*Mart Electronics Department Salesperson. And when she called me, she said she had a letter come down from the main office yesterday saying that they would be selling Dish Network starting this month and I was calling to check on that. And if they are, then how's that going to relate to the new Dish Pro system and being customer oriented for installation?

J. DeFranco                That's good. I can assure you that they won't be
                           selling product in the stores this month. We have had some discussions with Wal*Mart through our relationship with Thompson. I think Thompson may have talked ...

C. Ergen RCA is licensed from EchoStar today and in fact the Radio Shack relationship is an RCA relationship so RCA could go through their distribution. They're not prevented from doing that and obviously Wal*Mart, RCA could go through Wal*Mart, it would not be something we would be doing directly, I don't think.

J. DeFranco                No, I'm sure that we're not.

C. Ergen And I have not heard that Wal*Mart and RCA have any kind of agreement. But you might fax us the letter [inaudible], but we wouldn't be opposed to it.

J. DeFranco                Let me expand on that, Charlie, because I think as we
                           talked about, we mentioned Radio Shack earlier in the chat and also we've always said that our goal is to get the maximum distribution with minimal cannibalization of that distribution. But the most important thing is that anybody that carries our product makes money. I remember back when the clubs picked our product up and some of the retailers said well gee what are we going to do, Sam's has it, CostCo has it, what's going to happen? And of course we never heard anything about it because while we don't control what they sell it for, I think the pricing that they're at is about $20 or so below our MSRP. Obviously in a retail situation where you're talking to the customer, certainly your knowledge and ability to sell has got more than $20 worth of value to it and the customer does want to make sure that they're getting their needs met as far as the specifics for their particular application. The philosophy hasn't


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                           changed, I would expect that that would still apply
                           should we get into Wal*Mart. That's interesting, I'm sure our salespeople would be interested to hear that because I know that we certainly haven't gotten any confirmation of that yet. But I think what's important is that there is profitability in it for the retailers to sell the product.

C. Ergen And again, I think the competition ... in 22 years I always ... at Team Summit I said I know the one question I'll get is you open up a retailer across the street from me or some other retailers in the business. Our main competition is coming from cable and those retailers, the electronics retailers that you guys are worried about are going to sell cable product. That's where your true competition is going to come from and cable sales of course direct to the customers themselves. That's where our competition is. It is getting stronger and tougher every day. We know that from the trends that we see in the business. It's costing more to get a customer. Our churn rates continue to tick up as people churn off to broadband bundles and digital cable so we have to be prepared for that. That's why we have to change our business and again that's why Team Summit was so important because if you're doing the job in your local market you're not going to get penalized no matter what the distribution is out there.

J. DeFranco                Okay, got another question, this is from Mark at Star
                           Gate. He says, are we ever going to see the twin tuner PVR? Also, are there plans to produce an HDTV
                           PVR?

C. Ergen Twin tuners, that's Star 721 which we showed at Team Summit. I think our engineering team was going to have that out last year and as usual take a little longer. I've been playing with one at home, it's getting pretty close, but ...

Male Yeah, the 721 is actually is getting very close and we're excited to see that product launching actually the beginning of next month. Late this month we should start seeing quantities showing up in the market. There will be small quantities at first, but ramp up from there.

C. Ergen So about the first of June, so we're only about three weeks away from shipping that. I know you've still got some software issues, right?

Male                       Right, we're very close, just a few minor ...

C. Ergen And you do have to hook up both tuners, that's the one thing I learned is you do have to hook up both tuners to make it work so you don't put it in just in the one tuner solution. So you do need, if there's only one receiver in the house use twin, but if you're going to go to multiple receivers, you're better off to use a quad, but it is a fantastic product.

J. DeFranco                So actually good point. Next chat is May 30th, we'll
                           talk about the product


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CHARLIE CHAT                                                             PAGE 19


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                           again then and actually go through the economics
                           again so that you're aware of it.

C. Ergen HDTV, PVR we are working on that. Obviously it's become a kind of chicken/egg problem because we don't have enough ... With the merger we think that with the content that we have and the bandwidth we have, then we think that becomes a compelling product. Without the merger that's not a compelling product because we don't have enough HDTV to warrant it.

J. DeFranco                Okay. Next question is from Tim and Tim says is there
                           a channel that demonstrates surround sound better than others? And I assume he means Dolby digital and obviously we do have several channels that are Dolby digital. Maybe we can ...

C. Ergen We used to have a test channel. I used to be able to go to a test channel for Dolby digital. I don't know if we still have that or not.

Male Yeah, actually we do. I believe it's 9480, there's a Dolby digital test channel and then of course there are other channels as well that were broadcast in Dolby digital, there's HBO, Starz and several of the Pay-Per-View channels.

C. Ergen                   Why don't we put it in the blast fax?

J. DeFranco                We'll put the details in the blast fax.

C. Ergen                   Good question.

J. DeFranco                That is a good question. Okay, we've got Doug on the
                           line. Doug?

Doug                       Hi, Charlie, Jim.

J. DeFranco                Welcome to the chat. What can we answer for you
                           today?

Doug I had a great time at Team Summit and the customers really like the caller ID, the onscreen caller ID, but on the boxes it comes deactivated. Since 99% of the customers want it activated, is there any way that we could have it automatically on out of the box?

Male The current set up is the default is with it off, but all it really requires is just going to the set up menu and select it to be in the on mode and of course naturally you'd have to have the receiver hooked up to a phone line and the customer has to be subscribing through the caller ID service, but there is a step that's involved.

C. Ergen I think the question is what's the negative of having it being on? Maybe there's a negative. In other words if it comes out default on, you just got a suggestion from your customer and all you did was tell them what we do as


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CHARLIE CHAT                                                             PAGE 20
                           opposed to answer his question. If it comes on, if he doesn't hook up a phone line, does it cause some kind of a problem? If he doesn't subscribe to caller ID, does it cause him problems or does it cause no problems? If it caused no problem, then why make an installer go in there and have to change the default? He has given us a suggestion, I haven't heard an answer why we can't do it that way, there may be a technical reason why we don't do it that way.

Male There may be, I don't know specifically why the default is in place.

J. DeFranco                We'll check it out. We'll take a look, that's a darn
                           good question, Doug.

C. Ergen Darn good question, check it out. I'm going to guess there's a technical reason why we don't do it that way, that it causes some problems if you don't have, if you don't actually subscribe to it or plug the phone line in. But if not, then I think we can take your suggestion and do it that way.

J. DeFranco                Interesting, okay. This comes from Conrad Satellite
                           and he says, will we get (he's talking about the recent announcements with Earthlink and SBC) will we get some type of showroom account for DSL when it's available? And number one I don't think we know the answer to that, obviously we don't have those relationships.

C. Ergen                   We're going to be in the test mode there for a while.
                           With SBC we don't go across the whole country and actually we don't go across the country, neither one of them go in every place, but we will check into that, good suggestion.

J. DeFranco                If there's something to demonstrate, if it helps
                           enhance the ability to sell the product, it would certainly make sense.

C. Ergen Or they may charge a discounted fee. Certainly you could get an account if you're willing to pay the price. Our relationships ... in broadband today until we can get the merger done and get a new generation of satellites, our philosophy really is to work with the broadband providers whether it be a Star Band, C Satellite or whether it be regional Bell operating company or Earthlink. For them to provide the broadband service we will do that as basically a pass through to our customers, but we're not making an investment in the capital equipment either where we couldn't get a return on our profitability. So we're going to make the investment in the video customers, they're going to make the investment in the broadband customers, it's kind of a joint marketing agreement so the customer gets the benefit of the bundle. We can compete against cable with that and that's kind of the focus that we're moving forward. Otherwise we'd go broke trying to do, doing broadband, we've [inaudible] to either one of them.

J. DeFranco                Okay, next question. This is from Chris at Picture
                           Perfect and Chris is asking about our retail locator on our website. He says that it's a very good


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CHARLIE CHAT                                                             PAGE 21
                           tool, he likes it, but he says at times there are customers in our area that can't find us under their zip code, is there a way to correct or update this locator and correct this problem? I'm not sure if this means that you feel there are other zip codes you should be listed under of if your information is incorrect, but in either case you would go through whoever your hardware provider is. So whoever you purchased your hardware from, whether it's EchoStar or a distributor, they are the ones that administer that list to us and then from there we can check. If you think you should be in another zip code of course we can take a look at that or if for some reason the information isn't correct and naturally you want to get that corrected right away. So that was a good question. John are you there? We've got another caller.

John                       I'm here.

J. DeFranco                Welcome to the Charlie Chat. What can we answer for
                           you today?

John                       Thank you and great to see you all at Team Summit.
                           Finally we got HDTV in the Shreveport, Louisiana area and it's brought about an interest in the 6000 for us and I was wondering if that was ever going to be covered in the DHP? It seems like I remember in the past that if we had an extra receiver that the 6000 would be covered under the warranty. You buy the 6000 for the additional cost, but you have the customer also set up on a separate DHP plan say for two receivers and the 6000 would be covered under the DHP warranty.

J. DeFranco                Good question, John, and actually let me clarify
                           that. You are right, there's a way to do that. First of all, the reason that it's not at least for the foreseeable future hopefully as HD expands maybe we'll be able to do that, but obviously our DHP customers we want to make sure we can provide them.
                           One of our commitments is in home service and to do that of course we would need 6000 on all of the service trucks and you'd need more and so on and it just isn't practical today because of the number of people who are interested in a 6000.

                           But you are correct in that you can, let's say your customers need three receivers in their home, you can sign them up for two receivers DHP and you can either do a 501 or 301 or two 301s and then they can purchase the 6000 and the 6000 would be covered under the in-home service. But obviously if the customer had a problem technically, in other words if there was a failure in the 6000, they would still have to go through the other service process to get it repaired.

C. Ergen There would be no charge to it as long as it wasn't lightning or something that wasn't covered under warranty or covered under a normal warranty.

J. DeFranco                That's right. I think lightning may be, I'm not sure
                           [inaudible]. So that answers that question. Charlie, we're winding down. I don't know, do we


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CHARLIE CHAT                                                             PAGE 22
                           have another other callers? Okay, so why don't we talk a little bit ... do you have any closing comments? We're going to talk a little bit about our trip, we finally got our hotel for Cabo, so that's exciting, we're going to show that in a minute. Any closing comments before we go over to the Dish Pro?

C. Ergen No, I think we have a lot of stuff coming and again we're working very hard to make sure we have an industry out there. I wish we could spend more time running our business than spending time in Washington, but these things are very important for our industry.

                           I think that we have a good track record as a company in seeing the trends before people see them and I think when we started talking about local/local, it was probably about 1997 and nobody else really focused on that. I don't think we'd have an industry today if we didn't have local/local in the cities that we do have it and yet we're the first ones really to see that as necessary. And again trust me, that the merger is necessary for our industry to compete the way we want to compete as opposed to just being a relegated ... if our opponents have their way and it's amazing to see rural Senators and Congressmen who have voiced concerns about the deal.

                           We won't have broadband in rural America and we won't have local in rural America and that's not good for rural America. The NRTC, who causes most of the rural disturbance and politically very strong that's all about money. They have an agreement with DirecTV. They get paid for every DirecTV customer in their area. They don't go out and invest that capital in rural America to do broadband, they don't invest that capital to do local/local in rural America, they just get a fee for an investment they made years ago and that contract is going to run out is my understanding in a few years and they would like to use our merger to somehow leverage themselves into a better business deal. But that by no means is productive or beneficial to rural Americans. In fact, NRTC their largest distributors typically charge about 10% higher than we do for the same service, same level of service in the marketplace. Hard to believe NRTC can talk about how they are ... about it, it's important that you make that ... I know you guys already understand that, but it is depressing to see something that's really good for rural America get misconstrued by people who stand to profit if this merger doesn't go through.

J. DeFranco                Okay, Charlie, we have selected the location in Cabo
                           for our retailer incentive trip. It's the Sheraton
                           Hacienda Del Mar in Cabo del Sol and let's show a little clip here that's pretty exciting. This looks really nice and, Charlie, I know that ...

C. Ergen I think a lot of the rooms have balconies and of course you're right there on the ocean and right there on the best golf course in Mexico.

J. DeFranco                As you saw the pace for the top 75 is 11,060;
                           however, we have many other


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CHARLIE CHAT                                                             PAGE 23
                           ways to win.

C. Ergen                   Team Summit, I wasn't there for the final round.

J. DeFranco                Well, it's funny you mentioned that because the B-52s
                           were crowding us. We didn't have as much time to celebrate as we had at prior Team Summits and we didn't get any brandy.

C. Ergen We got the brandy before that. I got the brandy before the Saturday night.

J. DeFranco                Usually they get us with the brandy and then we end
                           up giving more trips away than we planned, but we will have a lot of folks joining us.

C. Ergen What was the date? They didn't show the date, I know it's in April ... April 3rd or something, though 9th I'm going to guess.

J. DeFranco                I don't see it on my ...

C. Ergen I think it's about April 3rd through the 9th next year in Cabo San Lucas and it's a great spot. It's a little bit easier for people to get to, whether you're on the East Coast or West Coast and we'll have a lot of fun. I think we have the whole hotel.

J.DeFranco                 So it's going to be another one ...

C. Ergen One of those deals where if you see somebody there you know it's part of Dish Network.

J. DeFranco                Okay, Charlie, thanks for taking your time. I want to
                           make sure before we go to the Dish Pro video this is not just a video that closes the end of the Chat that you should turn your TV off and go on about your business. You want to watch this and I'm going to actually have Paul Langer up here. I will stay here.
                           We will continue to take more calls and emails if you have questions about Dish Pro. It's very important.
                           It's where our technology is going and the engineers have worked very hard to implement this. And we're in a phase-in process so it is something we want to make sure that you understand clearly and how it works.

                           So, Charlie, thanks for joining us. Our next retailer chat is the 30th of May. The next consumer event is actually a Tech Forum, so that will be May 13th. So that's Tech Forum on May 13th and ...

C. Ergen Are we going to talk about 721? Are we going to talk about 721 there? I don't know.

J. DeFranco                On the Tech Forum, yeah. Okay, so let's go to the
                           Dish Pro video and then we'll be here after the video. It's about a 10 minute video and we'll answer your questions and we'll talk more about Dish Pro technology. Thanks for


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CHARLIE CHAT                                                             PAGE 24


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                           joining us.























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CHARLIE CHAT                                                             PAGE 25